UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	August 2005

Commission File Number	0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, Colorado 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒   Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:	Material Change Report dated August 16, 2005
DESCRIPTION:	Queenstake Announces Second Quarter Operating and Financial Results and is Formulating a Revised Operating Plan for the Jerritt Canyon Mine.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	August 16, 2005	By	“Dorian (Dusty) Nicol”
(Signature)

Dorian (Dusty) Nicol, President & CEO

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.             Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.             Date of Material Change

August 11, 2005

3.             News Release

The date and place(s) of issuance of the news release are as follows:

August 11, 2005 in Denver, Colorado

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.             Summary of Material Change(s)

Queenstake Resources Ltd. announced its second quarter operating and financial results and is formulating a revised operating plan for the Jerritt Canyon Mine.

5.             Full Description of Material Change

Queenstake Resources Ltd. (the “Company”) announced its second quarter operating and financial results.  The Company produced 54,156 ounces of gold during the quarter ending June 30, 2005, compared to 61,247 in the year ago quarter.  The decrease in production resulted from a decrease in tons mined, 234,625 tons compared to 284,737 tons, lower average grade processed, 0.206 ounce of gold per ton compared to 0.208 ounce of gold per ton in 2004, and a lower process recovery rate of 87.3% versus 91.0% in 2004.

The quarter’s mine production was lower than expected.  Principal causes were a continuing labor shortage affecting underground mining and unusually heavy rainfall and spring runoff, which temporarily flooded significant portions of the Smith Mine and contributed to a stope failure in Zone 6 of the SSX Mine. The SSX and Smith events also delayed underground mine development. Partial production from Smith resumed in July with normal mining rates expected by early in the fourth quarter.

Gross revenue correspondingly decreased from the same period in the prior year.  The Company generated $21.7 million in revenue during the second quarter of 2005 from the sale of 50,560 ounces of gold at an average sale price of $428 per ounce.  During the same period in 2004, the Company generated $25.3 million in revenue from the sale of 63,983 ounces of gold at an average sale price of $395.

Second quarter costs of operations of $19.6 million were 10% lower than the 2004 quarter as a result of continued cost controls and efficiency measures partially offset by higher energy and commodity costs.

Cash operating costs of $372 per ounce in the second quarter of 2005 were 10% higher than the year ago quarter due to the decreased gold production.  The Company mined 234,625 tons of ore in the second quarter of 2005 with cash operating costs per ton mined of $86 compared to 284,737 tons and $72 per ton mined for the 2004 quarter.  Again, the increased cost per ore ton reflects the lower production.

The Company posted a loss of $5.7 million in the second quarter compared to a net loss of $5.6 million in the prior year quarter.  Compared to the year ago quarter, depreciation decreased slightly to $4.7 million reflecting decreased ounces produced, offset by slightly higher general and administrative cost of $0.8 million. The loss for the second quarter of 2004 included a non-cash interest expense of $1.3 million related to amortization of financing costs for the term loan for the acquisition of the mine.

During the quarter, the Company invested $4.1 million in Jerritt Canyon principally for underground mine development and equipment purchases and rebuilds. The Company’s balance sheet remains strong with no long-term debt (other than capital leases on equipment) and total cash and cash equivalents totalling $16.9 million at June 30, 2005, compared with $2.1 million a year ago and $6.1 million at year-end 2004.  The Company raised $6.9 million, net of fees, from equity financing during the quarter and a total of $28.8 million, net of fees, during the first half of the year. Working capital totalled $15.9 million at the end of the second quarter, $2.8 million higher than at the end of the first quarter and $21.7 million higher than at year-end 2004.

As a consequence of delayed mine development, a revised operating plan to achieve optimal performance at Jerritt Canyon is being formulated.  The plan will involve cutting costs and moving towards an optimum level for mill throughput aligned with current underground production capacity.  Under the new operating plan, the Company expects to process higher grade ore at approximately 0.25 ounce of gold per ton average grade, but at a reduced throughput rate of between 2,500 and 2,700 short tons per day, allowing for more selective and flexible mining underground.

The plan will refocus the operating priority to higher margin ounces as part of a longer-term profit plan, expected to generate greater cash flow. This initiative, while lowering production, is expected to also decrease costs, and allow the company to commit sufficient resources toward mine development, enhancing the economic threshold for reserve additions and preserving the future for Jerritt Canyon.

While the revised operating plan is still being finalized, the current projection calls for gold production during 2005 of 200,000 to 220,000 ounces with lower cash operating cost per ounce for the balance of 2005.  The Company will announce more details of its revised operating plan and provide an operating outlook for 2006 by the end of the third quarter.

The Jerritt Canyon twin-roaster mill was originally designed to process ore generated from multiple high-capacity open pit mines at a 3,600-ton-per-day rate but can operate long term at 4,200 tons per day.  Over the past two years, mill feed has been generated from four underground mines, supplemented by material from low-grade historic open pit stockpiles.  Since Queenstake acquired Jerritt Canyon two years ago, attempts to ramp up the mining rate to match mill capacity have been disappointing, as the mines could not match underground development with anticipated production rates.

As a result of a re-engineering and optimization of the Jerritt Canyon operating plan, the Company will scale back the mill to operation of one roaster at a time.  This will be accomplished by cycling operation of each roaster in turn beginning this month and by turning down the compressor for the oxygen plant, which will lead to significant energy savings.  In addition, daily batch crushing and grinding of mill feed will occur during off-peak hours, again lowering energy costs.  Cost savings will be primarily derived from lower mill labor costs, lower energy and fuel consumption, and reduced oxygen plant needs.  Significant labor savings at the mill will be derived from reassignments of personnel from the mill to underground facilities, while further labor savings overall will result from personnel reductions throughout the operation.  With reduced mill operating capacity, further considerable operating cost reductions will result from the decreased underground mining rate.  It should be noted that mill capacity can be increased in the future should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve or to accommodate offsite mill feed under any tolling arrangement.

Mine development shortfalls to date have been the result of deferring development in the first quarter of 2005 to conserve capital and the subsequent difficulty in accelerating development work due to labor shortages, and ground instability and water problems at SSX and Smith during the second quarter.  In order to address these development shortfalls, a contract miner will be used for development, along with greater allocation of internal resources to development, through at least the end of 2005.  Additional mine plan improvements include the arrival of two new haul trucks and a rock bolting machine, and the connection of the SSX and Steer mines for the ramp up of a combined SSX-Steer mine at the end of the third quarter.  The goal of bringing the Steer and Mahala deposits into production for the second half of the year remains essentially on target.  Commercial gold production from Mahala will commence with the commissioning of the secondary access raise in mid-August and from Steer when the connection with SSX is completed in September.

Following significant changes in corporate management at the end of the first quarter of this year, mine management has also been upgraded in several key positions. Specifically, the Company replaced the Operations Manager responsible for all underground mining, the Technical Services Manager responsible for overall mine design and planning, and the Administrative Manager responsible for budgeting and cost monitoring.  John Ellis, a Board member and past CEO of a former operator of Jerritt Canyon, has been supporting mine management on site. In addition, Gil Leathley, a well-respected underground mine consultant, has been engaged for additional oversight of the new operating plan.

During the remainder of 2005, exploration at Jerritt Canyon is focusing on near-mine exploration targets with the objective of replacing mined reserves. Approximately $2.5 million, previously allocated for district-scale exploration, is being re-directed to capital investment to increase development drift footage in 2005. Work on more district-scale exploration targets such as Starvation Canyon will resume in 2006.  Work completed this year at Starvation Canyon and other exploration targets has been encouraging.  Results are being compiled and will be released in upcoming news releases.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.             Omitted Information

Not Applicable

8.             Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Dorian (Dusty) Nicol, Chief Executive Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 106)

9.             Date of Report

August 16, 2005